Mail Stop 3561

      October 4, 2005


Via U.S. Mail and Fax (44-17-8449-4281)

Mr. Brian McArthur Muscroft
Chief Financial Officer
Viatel Holding (Bermuda) Limited
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom

	Re:	Viatel Holding (Bermuda) Limited
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50556

Dear Mr. Muscroft:

      We have reviewed your supplemental response letter dated September 8, 2005 as well as your filing and have the following comment. As noted in our comment letter dated August 11, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note in your response to comment 2 your expectation of fully recovering your communications systems and network infrastructure assets (the "Network"). Your test for impairment was based upon cash flow projections provided by management to your board of directors and the investors. In light of the successor company`s negative cash flows from operations since 2002, we remain concerned about the ultimate recoverability of your Network assets. Please expand your critical accounting policy disclosure in MD&A to explain to investors, in detail, management`s consideration of a possible impairment in the carrying value of the company`s Network assets. This discussion should be in a sufficient level of detail so that your methodology for estimating fair value, the assumptions made by management when estimating fair value, and the events that must occur in order for those assumptions and estimates to be realized are transparent to investors. You should describe how the cash flow projections provided to your board of directors were developed and what must occur operationally in order for the company to realize these positive cash flows. You should explain to readers why you believe your assumptions about future cash flows are reasonable. Also, discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. Refer to paragraphs B21 and B22 of FAS 144 for a discussion of methodologies for estimating future cash flows.

*    *    *    *

      Please respond to the above comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S.
Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Brian McArthur Muscroft
Viatel Holding (Bermuda) Limited
October 4, 2005
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